Form G-FINW



12063012

FR G-FINW
OMB No. 7100-0224
Average hours per response: 0.25
Approval expires April 30, 2013

OFFICIAL USE
11-00403

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 2012
DIVISION OF TRADING & MARKETS

2. A. Full name of the financial institution:

   BancorpSouth Dealer Bank Department

   B. Address of principal office of financial institution:

   525 E. Capitol Street, Jackson, MS 39201

   C. Mailing address if different from (B):

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name

   BancorpSouth Investment Services, Inc.
   Last / First / Middle

   525 E. Capitol St, Jackson, MS 39201
   Address

4. Furnish the address of the place where such books and records will be located:

   Same as above

5. **The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current and complete.**

   Please print name and title of person executing this notice:

Michelle	M	Smothers	Financial/Operations Principal
First	Middle	Last	Title

   Michelle Smothers — November 6, 2012
   Manual Signature — Date